EXHIBIT 6.61



                              CONTRACTUAL AGREEMENT



                                                           DATE October 23, 2001

TO:    Russ French, iQ Power Technology


FROM:  Jack Wynn, Jack Wynn & Co., Inc.

     Jack Wynn & Co., Inc. is a business and financial Publicity News Placement Company. It is hired by the present client iQ Power Technology to package, pitch and place credible, newsworthy feature news stories in national, regional, local business investment and trade media outlets.

     Jack Wynn & Co., Inc. does not reveal when news stories will be published or aired prior to them being made public. In keeping with our policy of strict news professionalism, Jack Wynn & Co., Inc. does not accept client company stock as payment.

     Jack Wynn & Co.,  Inc.  uses a  nationwide  network of research  reporters.
These reporters interview client companies and develop news content for news coverage. Jack Wynn organizes this research into effective news stories for immediate placement in various news outlets.

     Jack Wynn is a Publicist/Press Agent. A Biography of Jack Wynn is enclosed with this contract.

     Jack Wynn & Co., Inc. agrees to advise the client on timely company news release announcements and in some cases research and write said releases. It should be clearly understood that all "PR Newswire" fees will be paid for by the client company. Each subsequent print (newspapers, magazines, etc.) and/or electronic (TV-radio) placement pick-up of client news release will be considered a contractual result.

     All client contracts are for a twelve month period. There are no cancellation clauses during this period upon time unless so authorized by Jack Wynn & Co., Inc. This contract begins November 1, 2001and ends October 31, 2002.

     What constitutes a feature news placement result? A feature news placement can range from a highly visible "quote" in a national financial publication to a complete 3000 word plus magazine or newspaper profile on the client. A feature news placement could also be a 30 second news spot on national television or a full 30 minute interview on a major TV/radio talk show.

     Jack Wynn & Co., Inc. also agrees to provide clients with news clips of original client news stories.

     All client companies pay the FIRST and FINAL month fees at the beginning of the contract period (total $12,000). All subsequent fees are $6,000.00 per month. All clients are


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required  to pay fees in either a certified  or cashiers  check or by bank wire.
The certified/cashiers check must be made out to Jack Wynn & Co., Inc. This fixed fee is automatically mailed to Jack Wynn & Co., Inc. on the 1st of each month and payable no later than the 10th of the same month. Jack Wynn & Co., Inc. does not invoice.

     Client companies are responsible for any court and/or legal expenses incurred due to nonpayment of agreed upon fees according to fee schedules outlined in this contract.

     Jack Wynn & Co., Inc. requests that all client companies keep the contents of this contract confidential.

     If you are in agreement with the terms of this contract, please sign your name below and return this copy to Jack Wynn & Co., Inc. along with a certified or cashiers check or bank wire in the amount of $12,000.00 (payment for the FIRST and FINAL month fees).



iQ Power Technology Inc.                     Jack Wynn
----------------------------------           -----------------------------------
Client                                       Jack Wynn President



Russ French
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Signature






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